May 6, 2013

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gilead Sciences, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 000-19731

Dear Mr. Rosenberg:

This letter sets forth the response of Gilead Sciences, Inc. (“Gilead”, “we”, “our” or “us”) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in its letter dated April 8, 2013 related to the filing referenced above (the “Comment Letter”). For the convenience of the Staff, we have duplicated the comment set forth in the Comment Letter below in italics and have provided our response following the Staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Product Sales
Antiviral Products, page 56

1.
Please provide proposed disclosure to be included in future filings that discusses the effect that rebates had on your net product sales. For example, based on the disclosure on page 65, your provision for rebates increased significantly from 2011 to 2012. Please quantify each significant factor which resulted in the increase in rebates from period to period. In addition, to the extent that any factor you discuss or any other factor is reasonably likely to affect future rebates, discuss the factor and its expected effects on future operations in your proposed disclosure.

Gilead response:
In response to the Staff's comment, we plan to enhance our results of operations disclosure to discuss the effect that rebates had on our net product sales. In future Annual Reports on Form 10-K, commencing with the year ended December 31, 2013, our product sales disclosure in the Management Discussion and Analysis (“MD&A”) section will be revised to read substantially as follows (proposed changes made to the product sales section of the MD&A as contained in our Annual Report on Form 10-K for the year ended December 31, 2012 that are in response to the Staff's comments are marked).

Proposed Disclosure:
Results of Operations
Total Revenues
U.S government rebates and chargebacks deducted from gross product sales increased 39% to $2.59 billion in 2012 from $1.86 billion in 2011 and increased 35% in 2011 from $1.38 billion in 2010, representing 21%, 17% and 15% of total gross product sales in 2012, 2011 and 2010, respectively. In March 2010, healthcare reform legislation was adopted in the United States that required further rebates or discounts on products reimbursed or paid for by various public payers, such as Medicaid and other entities eligible to purchase discounted products. As a result of this legislation and the impact of the economic downturn, our total rebates and chargebacks have increased as we have experienced changes in our payer mix. Specifically, we believe that certain patients previously covered by private insurance have moved to public reimbursement programs. As a result, we expect government rebates and chargebacks as a percentage of total gross product sales will continue to increase. Although to date, we have paid rebates in countries outside the United States, payments made to foreign governments do not represent a significant portion of our government rebates and chargebacks or percentage of total product sales in foreign locations.

In addition, in regard to future rebates and its related effects on future operations, we respectfully refer you to our disclosure beginning on page 33 of our filing. See Attachment A which contains our Risk Factor entitled "Our existing products are subject to reimbursement from government agencies and other third parties. Pharmaceutical pricing and reimbursement pressures may reduce profitability."

Research and Development expense, page 57

2.
You stated in your August 4, 2011 letter that you manage actual R&D expenses in total at a macro level, not by product candidate, therapeutic area or development phase because you only track direct expenses by compound and development phase for a portion of your total R&D expenses. Please provide proposed disclosure to be included in future filings clarifying that you do not track research and development expenses by product candidate, therapeutic area or development phase. If you do track some information by any of these categories, please provide proposed disclosure of the research and development expenses that you track for each period presented and reconcile the amount to the research and development expenses included in your consolidated statements of income. You state on page 90 that most of your clinical trials are performed by clinical research organizations (CROs). Please tell us if you track research and development costs by product for the external costs paid to CROs and, if so, provide in your proposed disclosure a breakdown of these costs by product for each period presented.

Gilead response:
We continue to manage actual research and development (R&D) expenses in total at a macro level, not by product candidate, therapeutic area or development phase because we only track direct expenses by compound and development phase for a portion of our total R&D expenses.

While we do track expenses incurred by clinical research organizations by product candidate, we believe providing this level of detail for only a portion of expenses would not be meaningful to investors and would be potentially harmful to our competitive position and therefore, to our stockholders. Our external spending on a product candidate or class may not be proportional to the total expenditure on the product candidate or class and can be volatile from period to period. Therefore, disclosing the external spend of our R&D costs by individual product candidate could be potentially misleading to investors as the allocation is not necessarily reflective of our area of focus. In addition, our ability to negotiate competitive terms with potential clinical research organizations could be negatively affected since third party clinical research organizations would be able to deduce the amounts we pay for certain work related to a product candidate. Similarly, historical costs of developing a product candidate could provide competitors with information about our R&D strategy and allocation of resources that could enable them to better compete with us.

In response to the Staff's comment, we plan to enhance our disclosure to clarify that we do not manage research and development expenses by product candidate, therapeutic area or development phase. We propose the following disclosure in future Annual Reports on Form 10-K, commencing with the year ended December 31, 2013, in the MD&A section (proposed changes made to the current disclosure in our Annual Report on Form 10-K for the year ended December 31, 2012 that are in response to the Staff's comments are marked).

Proposed Disclosure:
Research and Development Expenses
We manage our R&D expenses by identifying the research and development activities we anticipate will be performed during a given period and then prioritizing efforts based on scientific data, probability of successful development, market potential, available human and capital resources and other similar considerations. We do not track or manage total R&D expenses by product candidate, therapeutic area or development phase. We continually review our R&D pipeline and the status of development and, as necessary, reallocate resources among the R&D product portfolio that we believe will best support the future growth of our business.

In addition, at the Staff’s request, Gilead acknowledges that:

•	Gilead is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gilead may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 522-5688 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Robin L. Washington

Robin L. Washington
Senior Vice President and Chief Financial Officer

Attachment A

Risk Factors

Our existing products are subject to reimbursement from government agencies and other third parties. Pharmaceutical pricing and reimbursement pressures may reduce profitability.

Successful commercialization of our products depends, in part, on the availability of governmental and third-party payer reimbursement for the cost of such products and related treatments. Government health administration authorities, private health insurers and other organizations generally provide reimbursement. In the United States, the European Union and other significant or potentially significant markets for our products and product candidates, government authorities and third-party payers are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies, which has resulted in lower average selling prices.

A significant portion of our sales of the majority of our products are subject to significant discounts from list price and rebate obligations. In the United States, state ADAPs, which purchase a significant portion of our HIV products, rely on federal, supplemental federal and state funding to help fund purchases of our products. Given the current economic downturn, we have experienced a shift in our payer mix as patients previously covered by private insurance move to public reimbursement programs that require rebates or discounts from us or as patients previously covered by one public reimbursement program move to another public reimbursement program that requires greater rebates or discounts from us. As a result of this shift, revenue growth may be lower than prescription growth. If federal and state funds are not available in amounts sufficient to support the number of patients that rely on ADAPs, sales of our HIV products could be negatively impacted which would reduce our revenues. For example, during the first quarter of 2011, the state budget crisis in Florida led to a temporary movement of patients who were previously covered by Florida’s ADAP into industry-supported patient assistance programs. Due to the insufficiency of federal and state funds and as many states have reduced eligibility criteria, we have also seen and may continue to see an increase in the number of patients on state ADAP wait lists. Until these patients are enrolled in ADAP, they generally receive product from industry-supported patient assistance programs or are unable to access treatment. The increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and usage, which may adversely affect our product sales and profitability. These pressures can arise from rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, pharmaceutical reimbursement policies and pricing in general.

In Europe, the success of our commercialized products, and any other product candidates we may develop, will depend largely on obtaining and maintaining government reimbursement, because in many European countries patients are unlikely to use prescription drugs that are not reimbursed by their governments. In addition, negotiating prices with governmental authorities can delay commercialization by 12 months or more. Reimbursement policies may adversely affect our ability to sell our products on a profitable basis. In many international markets, governments control the prices of prescription pharmaceuticals, including through the implementation of reference pricing, price cuts, rebates, revenue-related taxes and profit control, and they expect prices of prescription pharmaceuticals to decline over the life of the product or as volumes increase.

Recently, many countries in the European Union have increased the amount of discounts required on our products, and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. For example, in June 2010, Spain imposed an incremental discount on all branded drugs and in August 2010, Germany increased the rebate on prescription pharmaceuticals. As generic drugs come to market, we may face price decreases for our products in some countries in the European Union. Further, cost containment pressures in the European Union could lead to delays in the treatment of patients and also delay pricing approval, which could negatively impact the commercialization of new products.